Exhibit D

                    CS FIRST BOSTON


                                                  March 9, 1995






Special Committee of the Board of Directors
Pacific Telecom, Inc.
805 Broadway
P.O. Box 9901
Vancouver, WA 98668-8701

Dear Members of the Special Committee:

     You have asked us to advise you with respect to the fairness to the stockholders of Pacific Telecom, Inc. (the "Company"), other than PacifiCorp Holdings, Inc. (together with its affiliates other than the Company, the "Acquiror"), from a financial point of view of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger dated as of March 9, 1995 by and among PacifiCorp Holdings, Inc., PXYZ Corporation and the Company (together with the exhibits thereto, including the Agreement dated March 9, 1995, between PacifiCorp and the Company, the "Merger Agreement"). The Merger Agreement provides for the merger (the "Merger") of a newly-formed, wholly-owned subsidiary of the Acquiror with and into the Company. In the Merger, the Company will become a wholly-owned subsidiary of the Acquiror and each outstanding share of Common Stock not held by the Acquiror will be converted into the right to receive $30.00 in cash (the "Merger Consideration"), subject to dissenters' appraisal rights. The Merger is conditioned upon, among other things, the affirmative vote of the holders of at least a majority of the shares of Common Stock not held by the Acquiror.

     In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to the Company. We have also reviewed certain other information, including financial forecasts, provided to us by the Company and have met with the Company's management to discuss the business and prospects of the Company.

     We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses similar to those of the Company and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof.

     We have been engaged by the Special Committee to render a fairness opinion in connection with the proposed Merger and will receive a fee for our services, a significant portion of which fee is contingent upon the delivery of this opinion.

     In the past, we have performed certain investment banking services for the Company and have received customary fees for such services.

     In the ordinary course of our business, CS First Boston and its affiliates may actively trade the debt and equity securities of both the Company and the Acquiror for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Special Committee only in connection with its consideration of the Merger, does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without CS First Boston's prior written consent.


     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the stockholders of the Company in the Merger is fair to such stockholders, other than the Acquiror, from a financial point of view.

                                   Very truly yours,

                                   CS FIRST BOSTON CORPORATION


                                   CS FIRST BOSTON CORPORATION